Exhibit 99.(I)

             BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. ("BLADEX")
                       REPORTS FIRST QUARTER 2002 RESULTS

Panama City, Republic of Panama, April 18, 2002 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX" or the "Bank") (NYSE: BLX), a specialized multinational bank established to finance trade in the Latin American and Caribbean region, today reported results for the first quarter ended March 31, 2002. The Bank reported net income before provisions of $20.5 million, of which $20.0 million was allocated to increase the allowance for potential credit losses, making the total of both the allowance for potential credit losses and impairment of securities $255.0 million, compared to $235 million at December 31, 2001. Net income available to common stockholders was $0.2 million, or $0.01 per share, compared with $26.8 million, or $1.42 per share, reported in the first quarter of 2001.

The average number of common shares outstanding for the first quarter of 2002 was 17,342,370 shares compared with 18,898,091 shares for the first quarter of 2001.

Jose Castaneda, Chief Executive Officer of BLADEX, said, "Our financial results for the first quarter were negatively impacted by the continued deterioration of the situation in Argentina. We remain very concerned about current trends in that country. However, we believe that our strong capitalization and operating profitability, coupled with the liquidity and quality of our non-Argentine portfolio, provide us with the support we need to address the challenges we face in that country.

During the first quarter of 2002, the Bank's status as a multilateral credit organization was confirmed by the Central Bank of Argentina, entitling the Bank to receive payments in US dollars from Argentine creditors without its prior approval.

In other countries of the region, the generally increasing risk levels and diminished economic activity led to a reduction in our loan balances in the quarter. Revenues were further reduced because of our decision to build and maintain over $600 million in liquidity, a course of action consistent with the prudent management of the Bank.

We want to provide information to all of our stakeholders about our Argentine portfolio in order to explain our strategy for this difficult and complex problem. We have been successful working with our borrowers in Argentina to help them adjust to the new realities in that market, thereby improving our chances of collection in the future. This approach resulted in our unpaid interest from Argentine borrowers as of March 31, 2002 amounting to less than $0.8 million. Our strategy is to continue to reduce our overall exposure, which at March 31, 2002 was $1,001 million, down approximately $158 million since year-end.

The market's perception of our exposure in Argentina, coupled with the recent lowering of BLADEX's credit ratings, have hindered our ability to maintain an ideal funding mix. We are about to undertake a program of meetings with our depositors and correspondents to help them better understand our strategy in Argentina, and present details about the progress we are making in that market. Concurrently, we will explain our program of diversifying our revenue base and positioning the Bank for future growth in fee-based income," Mr. Castaneda concluded.

The following table sets forth the condensed profit and loss statements for the first quarter of 2002 and the first and fourth quarters of 2001:

                                    (In $ millions, except percentages)
           ---------------------------------------------------------------------------------------
                                                                       IQ01        IVQ01      IQ02
           ---------------------------------------------------------------------------------------
           Operating net interest income                               15.1        16.9       17.7
           Effect of interest rate gap                                  3.4         5.7        3.3
           Interest income on available capital funds                  12.0         5.4        3.8
           Net interest income, net of adjustments                     30.5        28.0       24.8
           Net commission and other income                              4.2         3.7        2.8
           Derivatives and hedging activities                           0.6         5.5       -0.3
           Net revenues                                                35.3        37.2       27.3
           Operating expenses                                          -5.6        -7.9       -5.3
           Adjustments and accounting changes                           1.2         0.0       -1.5
           Net income before provisions and impairment of
             securities                                                29.7        29.3       20.5
           Provision for possible credit losses and impairment
             loss on securities                                        -3.8      -106.0      -20.0
           ---------------------------------------------------------------------------------------
           Net income                                                  27.1       -76.7        0.5
           ---------------------------------------------------------------------------------------
           Net income available to common stockholders                 26.8       -77.0        0.2
           ---------------------------------------------------------------------------------------

EXPOSURE IN ARGENTINA

At March 31, 2002, the Bank's exposure in Argentina amounted to $1,001 million, consisting of $781 million of loans, $106 million of securities, and $114 million of off-balance sheet financial risk instruments. This exposure represented a reduction of 14% from December 31, 2001 and of 32% from a year ago.

The distribution of the Bank's Argentine credit portfolio, which is denominated in US dollars, was as follows, at the dates indicated below:

    --------------------------------------------------------------------------------------------------------
                                                    DEC-31-00       SEP-30-01      DEC-31-01       MAR-31-02
    --------------------------------------------------------------------------------------------------------
    Controlled subsidiaries of major US &               19%            22%             20%            17%
      European Banks
    Branches of major US & European Banks                6%             4%              5%             6%
    Controlled subsidiaries of major US &
      European Corporations                             21%            19%             21%            25%
    State owned banks                                   31%            29%             31%            25%
    Local banks                                         13%            13%             11%            13%
    Local corporations                                  10%            13%             12%            13%
    --------------------------------------------------------------------------------------------------------

In addition, the Bank had reverse repurchase agreements with Argentine counterparties totaling US$245 million at March 31, 2002, which are fully collateralized with U.S. Treasury securities.

The Bank does not hold Argentine sovereign debt and 32% of the Bank's exposure in Argentina is considered to be comprised of trade-related transactions. At March 31, 2002, the Bank's credit portfolio in Argentina had the following maturity profile: 42% maturing within 6 months, 29% maturing between 6 months and one year and 29% maturing in more than one year.

At March 31, 2002, the Bank's impaired loans and securities in Argentina amounted to $146 million, the same as at December 31, 2001, which represented the Bank's total exposure to one local bank, one international bank and one local corporation.

As part of the Bank's continued, close monitoring of its Argentine portfolio and of the adequacy of its loan loss provisions, dedicated teams from BLADEX have visited each client and held senior level meetings with relevant government authorities, rating agencies and other banks. The Bank is pursuing a proactive collection policy in the country, and continues to diligently manage its Argentine portfolio.

BLADEX, with $5.0 billion in assets, is a specialized multinational bank established to finance trade in the Latin American and Caribbean region. Its shareholders include central banks from 23 countries in the region and 159 commercial banks (from the region, as well as international banks) and private investors. Its mission is to channel funds for the development of Latin America and the Caribbean, and to provide integrated solutions for the promotion of the region's exports. BLADEX is listed on the New York Stock Exchange. Further investor information can be found at www.blx.com.

A LONGER VERSION OF THIS PRESS RELEASE WITH DETAILED INFORMATION HAS BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND CAN BE OBTAINED FROM BLADEX AT:


BLADEX, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
Attention: Carlos Yap, Vice President, Finance & Performance Management Tel. No. (507) 210-8581, e-mail: cyap@blx.com,

-or-

The Galvin Partnership, 67 Mason Street, Greenwich , CT 06830
Attention: William W. Galvin
Tel. No. (203) 618-9800, e-mail: wwg@galvinpartners.com


--------------------------------------------------------------------------------
There will be a conference call on April 19, 2002 at 11:00 a.m. ET in the U.S. (10:00 a.m. Panamanian time). For those interested in participating, please call 877-925-2339 in the United Sates and, if outside the United States, please dial the applicable international access code + U.S. country code followed by 847-413-2907. All participants should give the conference name "BLADEX Quarterly Call" or the conference ID#5600794 to the telephone operator answering the call five minutes before the call is set to begin.
--------------------------------------------------------------------------------